Asia Pacific Wire & Cable Corporation Limited Announces Full Year 2023 Financial Results and Filing of Annual Report on Form 20-F for 2023

TAIPEI, Taiwan, April 30, 2024 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced that on April 29, 2024, it filed its annual report on Form 20-F (the "Form 20-F") for the year ended December 31, 2023 with the U.S. Securities and Exchange Commission and reported its financial results for the twelve months ended December 31, 2023. Unless otherwise indicated, all data are reported in U.S. Dollars at the exchange rate prevailing on the date of the event or result reported.

Full Year 2023 Financial Results (Ended December 31, 2023) and 2022 comparative results:

	Full Year 2023	Full Year 2022	CHANGE
Revenues	$425.8 million	$433.9 million	(1.9)%
Operating Profit	$1.5 million	$8.1 million	(80.8)%
Net Income	$3.9 million	$3.9 million	(0.2)%
EPS (1)	$0.19	$0.19	—%

(1) The calculation of the earnings per share is based on 20,616,227 and 20,020,364 basic and diluted weighted average common shares issued and outstanding for the twelve months ended December 31, 2023 and 2022, respectively.

Full Year 2023 Results
Revenues for the twelve months ended December 31, 2023 were $425.8 million, a decrease of 1.9% from $433.9 million for the twelve months ended December 31, 2022.  The decrease was primarily attributable to revenue decreases across the Company’s Thailand and North Asia regions. Net revenue in the Company’s Thailand region decreased by $4.9 million or 2.9% from $171.8 million in 2022 to $166.9 million in 2023. The decrease was due to the decrease in government spending on infrastructure and delay in government projects. Revenues in the Company's North Asia region decreased by $18.7 million, or 24.2%, from $77.3 million in 2022 to $58.6 million in 2023. The decrease was attributable to decreased sales volume primarily due to increased competition and the Sino-American trade war. These factors contributed to a sluggish market, resulting in a decline in sales compared with the previous period. Revenues in the Company's Rest of World (“ROW”) region increased by $15.5 million, or 8.4%, from $184.7 million in 2022 to $200.2 million in 2023. The increase of $1.9 million, or 12%, was due to strong demand in the construction sector in Australia, and the increase of $13.6 million, or 88%, was attributable to the completion of public sector projects in Singapore. The Company's North Asia region includes China, Hong Kong and Taiwan; the Thailand region consists of operations and sales within Thailand; the ROW region includes Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand region and North Asia region.
Operating profit for the twelve months ended December 31, 2023 was $1.5 million, a decrease of $6.5 million, or 80.8% from operating profit of $8.1 million for the twelve months ended December 31, 2022.  Operating profit margin decreased from a profit of 1.86% in 2022 to a profit of 0.36% in 2023.  In the Thailand region, the operating profit margin decreased from 1.53% in 2022 to (1.27)% in 2023. The decrease in operating profit was due to a decline in higher-margin Thai government projects, decreased sales volume in enameled wire as well as loss from onerous contracts. In the North Asia region, the operating profit margin increased from 0.31% in 2022 to 3.06% in 2023. The increase in operating profit was the result of the increase in the manufacturing productivity, or overall equipment effectiveness ("OEE"), which lowered the cost of our products. The ROW region’s operating profit margin increased from 4.21% in 2022 to 4.31% in 2023. The operating profit margin of 2023 remained consistent compared to that of 2022. The decrease in the operating profit is also attributable to the impairment loss on financial and contract assets, which increased by $4.1 million, due to the increased loss allowance provided for the delinquent accounts.

Selling, general and administrative, research and development expenses for the twelve months ended December 31, 2023 were $24.5 million, compared to $25.0 million reported for the twelve months ended December 31, 2022.  Net profit attributable to APWC shareholders was $3.9 million for the twelve months ended December 31, 2023, compared to a net profit of $3.9 million for the twelve months ended December 31, 2022. The weighted average number of shares issued and outstanding was 20.62 million and 20.02 million for the twelve months ended December 31, 2023 and 2022, respectively.

Financial Condition
APWC reported $38.0 million in cash and cash equivalents as of December 31, 2023, compared to cash and cash equivalents of $54.0 million as of December 31, 2022.
Current assets totaled $295.0 million as of December 31, 2023, compared to $299.5 million as of December 31, 2022.  Working capital was $154.4 million as of December 31, 2023, compared to $165.9 million as of December 31, 2022. Short-term bank loans were $53.7 million at December 31, 2023, an increase of 17.9% from $45.6 million at December 31, 2022.  The Company had $— million in long-term debt outstanding at December 31, 2023, compared to $12.2 million in long-term debt as of December 31, 2022. The decrease was due to the reclassification of the long-term back loan as a current portion. Shareholder's equity attributable to APWC was $157.1 million as of December 31, 2023, compared to $151.6 million as of December 31, 2022.
APWC reported cash used in operating activities of $6.1 million during the twelve months ended December 31, 2023, compared to cash provided by operating activities in the amount of $6.6 million in the same period in 2022. The cash outflow from operating activities was primarily due to several factors, including decreased net profit, and increased trade receivables. The Company reported $4.9 million in cash outflows from investing activities during the twelve months ended December 31, 2023, compared to $2.7 million in cash outflows in the same period of 2022. The increase in cash used in investing activities in the twelve months of 2023 was primarily attributable to the increase in purchases of property, plant in 2023. APWC reported $5.5 million in cash outflows from financing activities during the twelve months of 2023, compared to $9.6 million in cash inflows from financing activities in the same period of 2022. The cash used in 2023 was primarily attributable to the repayment of borrowings.
We encourage shareholders to review our Annual Report for the year ended December 31, 2023, which has been filed with the Securities and Exchange Commission, and to visit the Company's website for further information (www.apwcc.com). Information on the Company's website or any other website does not constitute a portion of this release.
About Asia Pacific Wire & Cable Corporation Limited
Asia Pacific Wire & Cable Corporation Limited is a holding company incorporated in Bermuda with principal executive offices in Taiwan that operates its business through operating subsidiaries. Through its subsidiaries, the Company is principally engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the People’s Republic of China, Hong Kong and certain other markets in the Asia Pacific region. The Company also engages in the distribution of certain wire and cable products manufactured by its controlling shareholder, Pacific Electric Wire & Cable Co., Ltd., and certain third parties. The Company also provides project engineering services in the supply, delivery and installation of power cable. The Company’s major customers include appliance component manufacturers, electrical contracting firms, state owned entities, and wire and cable dealers and factories.
Safe Harbor Statement
This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact: Investor Relations Contact: Pacific Holdings Group 2901 Dallas Parkway, Suite 360 Plano, TX 75093 Attn: Paul Weber Phone: (469) 797-7191 Email: pweber@pusa.com